Exhibit 99.7

DUPLICATE

Number: BC0333274

CERTIFICATE

OF

CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that ARRIS RESOURCES INC. changed its name to RTN STEALTH SOFTWARE INC. on December 21, 2009 at 01:17 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On December 21, 2009

/s/ Ron Townshend
RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada